SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 5)

MGIC INVESTMENT CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552848-10-3
(CUSIP Number)

January 17, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

CUSIP No. 552848-10-3	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS: Old Republic International Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 36-2678171
2.	CHECK THE APPROPRIATE BOX IF A NUMBER OF A GROUP: (a) ☐ (See Instructions) Not Applicable (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARES VOTING POWER: 13,505,537
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARES DISPOSITIVE POWER: 13,505,537
9.	AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON: 13,505,537
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.75%
12.	TYPE OF REPORTING PERSON (See Instructions): HC

Item 1(a).              Name of Issuer:

MGIC Investment Corporation

Item 1(b).              Address of Issuer’s Principal Executive Offices:

250 East Kilbourn, Milwaukee, WI 53202

Item 2(a).              Name of Person Filing:

Old Republic International Corporation

Item 2(b).              Address of Principal Business Office or, if note, Residence:

307 North Michigan Avenue, Chicago, IL  60601

Item 2(c).              Citizenship:

Delaware

Item 2(d).              Title of Class of Securities:

Common Stock

Item 2(e).              CUSIP Number:

552848-10-3

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Insurance company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240 13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with § 240-13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

13,505,537

(b)  Percent of class:

                6.75%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

                0

(ii)  Shares power to vote or to direct the vote:

13,505,537

(iii)  Sole power to dispose or to direct the disposition of:

                    0

(iv)  Shared power to dispose or to direct the disposition of:

13,505,537

Item 5.                  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

Old Republic International Corporation is the beneficial owner of 13,505,537 shares of the issuer’s common stock on behalf of other persons known to have one or more of the following:

•	the right to receive dividends from such securities;
•	the power to direct the receipt of dividends from such securities;
•	the right to receive the proceeds from the sale of such securities;
•	the right to direct the receipt of proceeds from the sale of such securities.

No such person is known to have an interest in more than 5% of the class of securities reported herein unless such person is identified below.

None

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This notice is filed on behalf of Old Republic International Corporation and the following of its wholly owned subsidiaries:

Great West Casualty Company	IC
Old Republic General Insurance Corporation	IC
Bituminous Casualty Corporation	IC
Bituminous Fire and Marine Insurance Company	IC
Old Republic National Title Insurance Company	IC
Old Republic Union Insurance Company	IC
Old Republic Surety Company	IC
Inter West Assurance, Ltd.	IC
Old Republic Security Assurance Company	IC
Mississippi Valley Title Insurance Company	IC
Old Republic Life Insurance Company	IC
Old Republic Home Protection Company	IC
Old Republic Mercantile Insurance Company	IC
American Guaranty Title Insurance Company	IC
RMIC Corporation	CO
Old Republic Financial Investors, Inc.	CO
American Business & Personal Insurance Mutural Company*	IC

          * Under common management control of Old Republic Interantional Corporation's wholly owned subsidiaries.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2012

/s/ Spencer LeRoy III
Spencer LeRoy III
Senior Vice President, Secretary, and General Counsel